Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

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In an email sent to all employees of Adobe Systems Incorporated on June 8, 2005, Adobe linked to the following article published in the Los Angeles Times on May 23, 2005:

May 23, 2005	latimes.com : Technology

MICHAEL HILTZIK:
GOLDEN STATE

Adobe Aims to Be Even More Portable
Bruce Chizen was holding his company's future in the palm of his hand. It was a Nokia cellphone with a 3-inch-by-2-inch color display, running a series of music videos and other snippets of digital entertainment material.

Chizen, 49, is chief executive of Adobe Systems Inc., the innovative software company known until now chiefly for two products. One is the PDF, or "portable document format." Adobe invented the format and dominates the market for PDF tools with its Acrobat software program and ubiquitous free PDF reader, which allows millions of computer users worldwide to view documents on their screens, no matter the type of computer, in a form that exactly replicates the original.

The other is Adobe Photoshop, a digital image-editing program so widely used by photographers that its name is in danger of becoming Xeroxified. ("Don't worry about the bags under her eyes—we'll Photoshop them out.")

But the cellphone Chizen was waving at me in his San Jose office hinted at a new course for the company.

A few weeks ago, Adobe announced its acquisition of Macromedia Inc. for $3.4 billion in stock. The deal aimed to bring together Adobe's strength in digital document creation with Macromedia's in online content development through its Flash and Shockwave programs. While the deal would improve Adobe's position among creative professionals whose palette is the Web, a more important target is the huge market represented by the tiny screen in Chizen's hand, the third-generation mobile phones that will be the next big platform for pushing content at consumers.

The Japanese carrier NTT DoCoMo, Chizen explains, is already equipping phones like these with Flash players and PDF readers. "They want to take advantage of all the content out there," he told me in the native Brooklyn accent he still sports as a badge, even after spending years on the West Coast as an executive at Mattel, Microsoft and Adobe. "They want subway maps" on the display. "They want ads to be viewed."

The acquisition also is aimed at liberating digital computing from the death grip of Microsoft Corp. and its Windows operating system. For years, developers have found it almost impossible to write programs to run equally well on Windows machines, Apple computers, PDAs and cellphones without tediously rewriting the program and tweaking content for each individual operating system.

The first "middleware" that rendered the underlying operating system irrelevant to the user was the Web browser, which may be why Microsoft went to great lengths to exterminate the browser's originator, Netscape. The Java programming language developed by Sun Microsystems aimed for the same "write once, run anywhere" ideal, but fell short.

Acrobat and Flash may have achieved what Java could not. Although Adobe's free reader and Macromedia's free player must be tweaked for any given operating system, the material they display needs to be programmed only once. An Acrobat document or Flash animation should look essentially the same whether it's read on a 17-inch computer monitor or a cellphone screen.

That Adobe is looking over the horizon at the potential of cellphones and other mobile devices may have something to do with its founding by two alumni of Xerox's legendary Palo Alto Research Center, Chuck Geschke and John Warnock.

Geschke was a top engineer and manager at PARC. Warnock was a computer graphics pioneer, famous for solving a technical conundrum known as the "hidden line problem" so elegantly that his doctoral thesis at the University of Utah, which described the solution, ran to only 32 pages.

The pair developed a page description language allowing one PARC invention, the laser printer, to reproduce documents exactly as they appeared on the screen of another PARC invention, the personal computer. But when Xerox dithered on commercializing their system, they quit to found Adobe in 1982. Their program eventually became standardized as PDF.

Adobe made the PDF specifications public and distributed the reader for free. These steps encouraged businesses and government agencies that generated lots of forms and documents to buy and use Acrobat, which still holds a market share that even Microsoft might envy. Microsoft recently announced that a new document creation and printing system would be included in its forthcoming Windows upgrade, Longhorn. But its version seemed so primitive and conjectural that investor fears that it would threaten Adobe's position lasted barely a day.

Warnock and Geschke ceded the CEO's job to Chizen at the end of 2000 and retreated into comfortable co-chairmanships. Since then, Chizen has grown sales by 42%, to $1.7 billion in the fiscal year ended November 2004. His goal is to make Adobe a $5-billion company; adding Macromedia's $500-million annual sales to Adobe's projected $1.9 billion for 2005 would get the company halfway there.

Although trained in marketing, Chizen has kept Adobe's innovative culture healthy. Documents created with the latest versions of Acrobat can incorporate an almost unlimited variety of text. Photoshop's latest iteration includes tools that creative professionals are already crowing over. Other publishing programs have allowed Adobe to cut into the magazine publishing market once owned by Denver's Quark Inc.

But Adobe's focus on new communication platforms, mobile phones and broadband Internet connections, may be the most interesting thing about it. Chizen isn't concerned that third-generation mobile phone service scarcely exists at all in the U.S. He argues that the recent consolidation of the mobile phone industry will hasten the long-delayed rollout.

"We're this close," he says. "What we experience today [in cellphone service] will look like the dark ages a couple of years from now. For Adobe, this is all great news."

FORWARD LOOKING STATEMENTS
This communication includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements in this communication include, without limitation, benefits of the proposed merger, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this communication. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this communication. Additional information concerning these and other risk factors is contained in Adobe's and Macromedia's most recently filed Forms 10-K and 10-Q.

Adobe and Macromedia undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC on their Web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

        Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia's proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC Web site (http://www.sec.gov.) and from Investor Relations at Adobe and Macromedia as described above.